2005 Market St. Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE

DELAWARE INVESTMENTS® DIVIDEND AND INCOME FUND, INC.
ANNOUNCES EXPIRATION OF TENDER OFFER

PHILADELPHIA, June 30, 2014 — Delaware Investments Dividend and Income Fund, Inc. (NYSE: DDF) (the “Fund”), a closed-end management investment company, today announced the preliminary results of its tender offer for up to 471,952 shares of its common stock, representing up to five percent of its issued and outstanding shares of common stock. The offer expired at 11:59 p.m., New York City time, on Friday, June 27, 2014. Based on current information, approximately 1,426,835.0970 shares of common stock, or approximately 15.1163% percent of the Fund’s common stock outstanding, were tendered through the expiration date.  This total does not include shares tendered pursuant to notices of guaranteed delivery.  Because the number of shares exceeded 471,952 shares, the relative number of shares that will be purchased from each shareholder will be prorated based on the number of shares properly tendered.  The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.  The Fund expects to make cash payments for tendered and accepted shares at a price equal to the Fund’s net asset value (“NAV”) as of the close of regular trading on the New York Stock Exchange on June 30, 2014.  Payment for shares tendered and accepted is expected to be sent to tendering shareholders within approximately ten business days after the expiration date.

The Fund is a diversified, closed-end fund. The primary investment objective is to seek high current income; capital appreciation is a secondary objective.  The Fund seeks to achieve its objectives by investing, under normal circumstances, at least 65% of its total assets in income-generating equity securities, including dividend-paying common stocks, convertible securities, preferred stocks, and other equity-related securities.  Up to 35% of the Fund’s total assets may be invested in nonconvertible debt securities consisting primarily of high yield, high risk corporate bonds.

The Fund utilizes leveraging techniques in an attempt to obtain higher return for the Fund.  There is no assurance that the Fund will achieve its investment objectives.

The Fund has implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted, and if necessary, a return of capital.

The offer to purchase and other documents filed by the Fund with the Securities and Exchange Commission, including the Fund’s annual report for the fiscal year ended November 30, 2013, are available without cost at the Commission’s web site (www.sec.gov) or by calling the Fund at 800 523-1918.

About Delaware Investments
Delaware Investments, a member of Macquarie Group, is a global asset management firm that offers a wide variety of equity and fixed income solutions for individual and institutional investors. Delaware Investments is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services. Visit delawareinvestments.com for more information.

2005 Market St. Philadelphia, PA 19103-7094

DELAWARE INVESTMENTS® DIVIDEND AND INCOME FUND, INC.
ANNOUNCES EXPIRATION OF TENDER OFFER / Page 2

Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. Advisory services provided by Delaware Management Business Trust, a registered investment advisor. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information about Delaware Investments, visit delawareinvestments.com or call 800 523-1918.

Investments in the Fund are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies (the "Macquarie Group"), and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Fund, the repayment of capital from the Fund, or any particular rate of return.

###

Media Contact	Media Contact
Marlene Petter or Amy Ponticello Delaware Investments 215 255-1427/215 255-1313	Paula Chirhart Macquarie Group 212 231-1310

© 2014 Delaware Management Holdings, Inc.